UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Titan Exploration Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company’s Incorporation or Organization)

Canetic Resources Trust
(Name of Person(s) Furnishing Form)

Class A Shares
Class B Shares
(Title of Class of Subject Securities)

888291101 (Class A Shares)
888291200 (Class B Shares)
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

November 14, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                                                           Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated November 13, 2007 (the “Circular”)*

•	Letter of Transmittal (Class A Shares)*

•	Letter of Transmittal (Class B Shares)*

•	Notice of Guaranteed Delivery*

•	Notice of Extension, dated December 19, 2007**

•	Notice of Conversion, dated December 21, 2007***

•	Notice of Extension, dated December 31, 2007****

•	Notice of Compulsory Acquisition, dated January 11, 2008

•	Letter to Shareholders, dated January 11, 2008

•	Election Form

Item 2.                                                           Informational Legends

See the third page of the Circular, the fourth page of the Notice of Extension, dated December 19, 2007, and the fourth page of the Notice of Extension, dated December 31, 2007.

*                                         Incorporated by reference to the Form CB filed on November 14, 2007 by the person furnishing this Form.

**           Incorporated by reference to the Amendment No. 1 to Form CB filed on December 20, 2007 by the person furnishing this Form.

***         Incorporated by reference to the Amendment No. 2 to Form CB filed on December 26, 2007 by the person furnishing this Form.

****       Incorporated by reference to the Amendment No. 3 to Form CB filed on January 2, 2008 by the person furnishing this Form.

NOTICE OF COMPULSORY ACQUISITION

January 11, 2008

Dear Shareholder of Titan Exploration Ltd.

On November 13, 2007, Canetic Titan Ltd. (the “Offeror”), a wholly owned subsidiary of Canetic Resources Trust (“Canetic”), mailed to all holders of Class A shares (“Titan A Shares”) and Class B shares (“Titan B Shares”) of Titan Exploration Ltd. (“Titan”) an offer to purchase all of the outstanding Titan A Shares and Titan B Shares (the “Offer”).  The Offer expired at 12:01 a.m. (Calgary time) on January 11, 2008.

Holders of more than 90% of the outstanding Titan A Shares (calculated on a fully diluted basis, including the Titan A Shares issued on conversion of the Titan B Shares effective December 26, 2007) (collectively, the “Titan Shares”) have accepted the Offer.  The Offeror has taken up and paid for all Titan Shares validly tendered under the Offer.

The Offeror now intends to exercise its right under Part 16 of the Business Corporations Act (Alberta) (the “ABCA”) to acquire the remaining outstanding Titan Shares held by shareholders of Titan who did not accept the Offer (“Dissenting Offerees”).

Pursuant to section 196(1)(c) of the ABCA, as a Dissenting Offeree, you are required to elect:

(a)                                  to transfer all of your Titan Shares to the Offeror and receive for each Titan A Share, 0.1917 of a trust unit of Canetic (“Canetic Unit”), in accordance with the Offer and otherwise on the terms on which the Offeror acquired the Titan Shares from shareholders of Titan who accepted the Offer, or

(b)                                 to demand payment of the fair value of all of your Titan Shares in accordance with section 196(1)(c)(ii) of the ABCA by notifying the Offeror of your demand and by applying to the Court of Queen’s Bench of Alberta to fix the fair value of your Titan Shares within 60 days after the date of sending of this Offeror’s Notice.

Enclosed with this Offeror’s Notice is an election form, which, if completed and returned to Computershare Investor Services Inc. (the “Depositary”) at the address set forth below in the enclosed envelope, will constitute notice to the Offeror of your election.

IF YOU DO NOT NOTIFY THE OFFEROR AND APPLY TO THE COURT IN ACCORDANCE WITH (b) ABOVE, YOU WILL BE DEEMED TO HAVE ELECTED TO TRANSFER ALL OF YOUR TITAN SHARES TO THE OFFEROR IF RETURNED ON OR BEFORE JANUARY 25, 2008, OR IN THE EVENT YOU FAIL TO SO ELECT YOU WILL BE DEEMED TO HAVE ELECTED THE DEFAULT OPTION REFERRED TO IN THE ACCOMPANYING ELECTION FORM FOR ALL OF YOUR TITAN SHARES.

YOU MUST, IN ALL EVENTS AND REGARDLESS OF WHICH ALTERNATIVE YOU ELECT, send all certificates representing your Titan Shares to the Depository, as agent for the Offeror, at the following offices of the Depositary:

Computershare Investor Services Inc.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

1-800-564-6253

By Hand, Courier or Registered Mail

Calgary Corporate Actions 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

If certificates representing Titan Shares are sent by mail, it is recommended that you use registered mail.  An envelope with the return address of the Depositary has been enclosed for your convenience.  If the share certificates representing your Titan Shares have been lost or destroyed, you may contact the Depositary at the above address for information on how to obtain replacement share certificates.

If you elect alternative (a) above, the certificate representing the Canetic Units in payment for your Titan Shares will be mailed to you after receipt by the Depositary from you of: (i) the enclosed election form indicating your election; and (ii) the share certificate(s) representing your Titan Shares.

The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.  If you have any questions please contact your legal advisor.

CANETIC TITAN LTD.

Per:	(signed) “J. Paul Charron”
J. Paul Charron
President and Chief Executive Officer

2

January 11, 2008

Dear Shareholder of Titan Exploration Ltd.:

On November 13, 2007, Canetic Titan Ltd. (the “Offeror”), a wholly owned subsidiary of Canetic Resources Trust (“Canetic”), mailed to all holders of Class A and Class B shares (“Titan Shares”) of Titan Exploration Ltd.  (“Titan”) an offer to purchase all of the outstanding Titan Shares (the “Offer”).  The Offer expired at 12:01 a.m. (Calgary time) on January 11, 2008.

On January 11, 2008, notice (the “Notice”) was sent to you by the Offeror advising that the Offeror intended to exercise its right under Part 16 of the Business Corporations Act (Alberta) (the “Act”) to acquire those Titan Shares not purchased by it under the Offer.  You were further advised that pursuant to Section 196(1)(c) of the Act you are required to elect to: (i) transfer your Titan Shares to the Offeror and receive, for each Titan Share, trust units of Canetic (“Canetic Units”), as specified in the Notice, or (ii) to demand payment of and to apply to the Alberta Court of Queen’s Bench to fix the fair value of your Titan Shares within the time prescribed.  Notice was provided to you that if you do not notify the Offeror of your election, and if you do not send to the Offeror the certificates representing your Titan Shares, you will be deemed to have elected to transfer your Titan Shares to the Offeror for such consideration as is specified in the Notice.  In addition, Canetic has deposited with Titan or its agent the requisite amount of Canetic Units necessary to effect such purchase.

ACCORDINGLY, YOU ARE HEREBY NOTIFIED THAT PURSUANT TO SECTION 198(2)(C) OF THE ACT, YOUR TITAN SHARES HAVE BEEN CANCELLED.

Titan now holds in trust for you, the consideration which you have the right to receive under the terms of the Notice; however, in order to receive the consideration, you must send the certificates representing your Titan Shares to Computershare Trust Company of Canada, at any of the following addresses:

Computershare Investor Services Ltd.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary Corporate Actions 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

On receipt of your Titan Shares, the Depositary will forward to you the consideration to which you are entitled pursuant to the Offer.

TITAN EXPLORATION LTD.

Per:	(signed) “David Broshko”

ELECTION FORM

TO:                         CANETIC TITAN LTD.

AND TO:               CANETIC RESOURCES TRUST

AND TO:               TITAN EXPLORATION LTD.

AND TO:               COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

Offices of the Depositary:

Computershare Investor Services Inc.

By Mail

Corporate Actions

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary Corporate Actions 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Corporate Actions 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free 1-800-564-6253

Reference is made to the Notice of Compulsory Acquisition (the “Notice”) of Canetic Titan Ltd. (the “Offeror”), a wholly owned subsidiary of Canetic Resources Trust (“Canetic”), dated January 11, 2008 relating to the offer (the “Offer”) dated November 13, 2007 by the Offeror to purchase all of the outstanding Class A shares (“Titan A Shares”) and Class B shares (“Titan B Shares”) of Titan Exploration Ltd. (“Titan”).

Pursuant to section 196(1)(c) of the Business Corporations Act (Alberta) (the “ABCA”), the undersigned holder of Titan A Shares (including the Titan A Shares issued on conversion of the Titan B Share effective December 26, 2007) (collectively, “Titan Shares”) hereby elects (check appropriate box):

Option (a)	Titan A Shares

☐*

to transfer the Titan A Shares to the Offeror, and receive, for each Titan A Share, 0.1917 of a trust unit of Canetic (“Canetic Unit”), all as determined in accordance with the Offer and otherwise on the terms on which the Offeror acquired the Titan A Shares from the shareholders of Titan who accepted the Offer;

Option (b)	☐**	to demand fair value of his or her Titan Shares in accordance with section 196(1)(c)(ii) of the ABCA, and the undersigned hereby notifies the Offeror of such election.

*                                         If option (a) is elected, you must complete Box A to this election form, as applicable, to elect to receive Canetic Units, and return this election form to the Depositary on or before February 4, 2008.

**                                  This or other written notice of an election of option (b) must be given to the Offeror, care of the Depositary, at one of the addresses specified above within 60 days following the date of the Offeror’s Notice, failing which the holder will be deemed to have elected from option (a) above the “Default” election as defined in Box A and Box B to this election form.  If option (b) is elected, an application to the court to fix the fair value of the Titan Shares must also be made by the holder within the 60 day period prescribed by the ABCA.

The undersigned hereby delivers to the Offeror the following share certificate(s) for the number of Titan Shares indicated below:

Certificate Number	Name of Registered Holder	Number and Type of Titan Shares Evidenced by Certificate(s)

In the event the undersigned has elected option (a) above, the undersigned directs that share certificates be issued in the name and mailed to the address designated below (or, if no address is designated, then to the last address of the undersigned as it appears on the shareholders’ register of Titan).

Share certificates issued and mailed to:

Name (Please print)		Telephone No.

Street Address or P.O. Box

City	Province/State	Postal Code/Zip Code

The undersigned confirms that it is his/her wish that this Election Form be drawn up in English only.  Le ou la soussigné confirme sa volonté que ce formulaire de choix soit rédigé en anglais seulement.

DATED:	200

SIGN HERE:		SIGNATURE GUARANTEED BY:

(Signature)		(Signature of Guarantor) (See Instructions for when required)

2

INSTRUCTIONS

1.                                       If this Election Form directs that share certificates be issued to someone other than the registered holder of the certificate(s) enclosed, the signature(s) on this Election Form must be guaranteed by an Eligible Institution (see below).  Shareholders who require the share certificate to be issued in the name as it appears on the enclosed certificate(s) need not have their signatures guaranteed.

2.                                       If this Election Form is signed by the registered holder of the certificate(s) enclosed, the signature must correspond with the name as written on the face of the certificate(s) without any variation or change whatsoever.  In this case, no endorsements or separate stock powers are required.

3.                                       If this Election Form is signed by a person other than the registered holder of the certificate(s) enclosed, the certificate(s) must be endorsed or accompanied by appropriate stock powers.  The signature on such endorsement or stock powers must correspond with the name as written on the face of the certificate(s) without any variation or change whatsoever.  Signatures on such certificate(s) or stock powers, as well as on this Election Form, must be guaranteed by an Eligible Institution (see below).

4.                                       If any enclosed certificate(s) delivered hereby is owned of record by two or more joint holders, all such holders must sign this Election Form or any endorsements of certificates or separate stock powers.

5.                                       Where this Election Form (or any certificates or powers) is executed by a person on behalf of an executor, administrator, trustee, guardian, agent, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Election Form must be accompanied by satisfactory evidence of the authority to act.

6.                                       An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

7.                                       Additional copies of this Election Form may be obtained from Computershare Investor Services Inc. at one of the addresses set forth on the first page.

3

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on November 14, 2007, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Canetic Resources Trust shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 11, 2008.

CANETIC RESOURCES TRUST
By: Canetic Resources Inc., its administrator

By:	/s/ Brian D. Evans
Name:	Brian D. Evans
Title:	Vice-President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.1	Press release, dated October 18, 2007 (incorporated by reference to the Form CB filed on November 14, 2007 by the person furnishing this Form).

1.2	Press release, dated December 20, 2007 (incorporated by reference to the Amendment No. 1 to Form CB filed on December 21, 2007 by the person furnishing this Form).

1.3	Press release, dated December 21, 2007 (incorporated by reference to the Amendment No. 2 to Form CB filed on December 26, 2007 by the person furnishing this Form).

1.4	Press release, dated December 31, 2007 (incorporated by reference to the Amendment No. 3 to Form CB filed on January 2, 2008 by the person furnishing this Form).

1.5	Press release, dated January 11, 2008.

2.1	Annual information form dated March 23, 2007 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.2

Audited comparative consolidated financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.3

Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2007 (File No. 1-32728)).

2.4

Unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.1 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.5

Management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2007 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 13, 2007 (File No. 1-32728)).

2.6

Information Circular - Proxy Statement relating to the annual and special meeting of Unitholders held on May 9, 2007 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 18, 2007 (File No. 1-32728)).

2.7

Information Circular - Proxy Statement dated March 24, 2006 relating to the annual meeting of Unitholders held on May 9, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on April 7, 2006 (File No. 1-32728)).

2.8

Differences between Canadian and United States generally accepted accounting principles as at and for the years ended December 31, 2006 and 2005, together with the auditors’ report thereon (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-10 of Canetic Resources Trust filed on August 9, 2007 (File No. 333-145273)).

2.9	Business acquisition report dated November 8, 2006 (incorporated by reference to the Form 6-K of Canetic Resources Trust furnished on July 24, 2007 (File No. 1-32728)).

2.10

Material change report, dated November 7, 2007, with respect to the proposed combination of Penn West Energy Trust and Canetic Resources Trust (incorporated by reference to Exhibit 99.2 to the Form 6-K of Canetic Resources Trust furnished on November 7, 2007 (File No. 1-32728)).